June 20, 2025 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street NE Washington, D.C. 20549

Attn:	Bonnie Baynes Angela Connell Tyler Howes Joshua Gorsky

Re:	Helix Acquisition Corp. II TheRas, Inc. Amendment No. 1 to Draft Registration Statement on Form S-4 Submitted May 30, 2025 CIK No. 0001869105

Ladies and Gentlemen:

On behalf of Helix Acquisition Corp. II, a Cayman Islands exempted company (“Helix”), and TheRas, Inc. (d/b/a BridgeBio Oncology Therapeutics), a Delaware corporation (“BBOT” and together with Helix, the “Co-Registrants”), we are writing to submit the joint responses of Helix and BBOT to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-4 submitted on May 30, 2025 (the “Draft Registration Statement”), contained in the Staff’s letter dated June 11, 2025 (the “Comment Letter”).

The Co-Registrants have filed via EDGAR the Registration Statement on Form S-4 (the “Registration Statement”), which reflects their joint responses to the comments contained in the Comment Letter and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-4

Dilution, page 236

1.	We note the revisions made to your tabular dilution disclosure in response to prior comment 10. Please revise your calculation of net tangible book value per share for each redemption scenario to exclude the effects of the Business Combination. In this regard, we note that you currently include an adjustment to the numerator to reflect BBOT net assets and an adjustment to the denominator to reflect conversion of BBOT shares into PubCo common stock. Item 1604(c) of Regulation S-K specifies that net tangible book value per share, as adjusted should exclude the de-SPAC transaction itself.

Response: The Co-Registrants have revised the disclosure on pages 236-237 of the Registration Statement in response to the Staff’s comment.

Information about BBOT

BBOT’s Business, page 260

2.	We note your response to prior comment 15. Please revise this section to disclose when you expect to complete enrollment for each of your clinical trials, so that investors can better understand your trial progress.

Response: BBOT submits to the Staff that it is not instructive to include information on the anticipated timelines for completing enrollment of its ongoing Phase 1 open-label trials. Instead, BBOT is providing disclosure of when it intends to report data and will update its disclosure to reflect planned regulatory interactions or initiation of subsequent trials as the development of each candidate progresses. BBOT does not expect that enrollment in the trials will be linear and, importantly, these Phase 1 trials are open-label trials. Open-label trials generate clinical data as patients are enrolled in the trial, and BBOT intends to report data regardless of the number of patients enrolled as communicated to the public. The number of patients enrolled in the Phase 1 trials and the timelines are not set given the nature of early stage oncology trials, and while BBOT currently has estimated enrollment targets, BBOT may enroll fewer or additional patients before initiating subsequent trials, depending on the emerging safety profile, pharmacokinetics, and anti-tumor activity data from these trials. The Co-Registrants have revised the disclosure on pages 260, 272, and 277 of the Registration Statement to clarify the interim nature of the planned data announcements.

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Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP or Maggie L. Wong at (415) 733-6071 of Goodwin Procter LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Bihua Chen, Helix Acquisition Corp. II
Eli Wallace, TheRas, Inc.